FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Record Date-Extraordinary in- kind distribution	3

Further to the Significant Event notified on September 24th, 2003, "Telefonica S.A.", and in its name and behalf Mr. Antonio J. Alonso Ureba, General Secretary and Secretary to the Board of Directors of the said company,

NOTIFIES

That the right to receive shares of "Antena 3 de Television, S.A." (Antena 3), according to the resolution adopted at the Annual General Shareholders' Meeting of Telefonica, held on April 11th, 2003, shall rest with the Telefonica shareholders who, as provided in article 62 of the Stock Exchange Regulations of June 30th, 1967 (Reglamento de Bolsas de Comercio), are on record as such on the day following that on which the Company publishes an official announcement in the Official Gazette of the Mercantil Register (Boletin Oficial del Registro Mercantil) stating that the Spanish Securities Markets Commission (Comision Nacional del Mercado de Valores) has verified the listing for stock market trading of the Antena 3 shares.

Should the Spanish Securities Markets Commission verify the full Prospectus prepared for the admission to trading of Antena 3 shares according to the timetable envisaged, Telefonica intends to publish the aforesaid official announcement on October 17th, so entitling Telefonica shareholders of record as at the close of trading on October 20th to receive Antena 3 shares.

Madrid, October 8th, 2003

Mr. Antonio Alonso Ureba

General Secretary and Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	October 8th, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors